Michael Young  o  (949) 855-6688  o  myoung@corp3s.com          File No. 0-30573


                                                              September 15, 2005


VIA FACSIMILE & EDGAR
---------------------

Bill Demarest, Staff Accountant
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

      Re:   Sensor System Solutions, Inc.
            Form 10-KSB for the fiscal year ended December 31, 2004
            Filed May 19, 2005
            Form 10-KSB/A for the fiscal year ended December 31, 2004 Filed May 20, 2005
            Forms 10-QSB for the quarterly period ended March 31, 2005 and June 30, 2005
            File No. 0-30573


Dear Mr. Demarest:

      We hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission dated August 30, 2005.

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations

Total Operating Expenses, page 13

1. Please explain to us why the shares granted on December 4 are valued based on the valuation as of May 24 rather than the fair value as of December 4. In addition, explain whether the number of shares to be issued is subject to change based on the market value of the shares when they are issued or whether it is that amount of the settlement that may change. Also, explain to us why these shares were still not issued as of December 31. Also, clarify to us the types of services that these shares were issued in consideration of and whether such services are recurring. Please cite the applicable accounting literature in your response.

Bill Demarest, Staff Accountant
September 15, 2005
Page 2


      Company Response:

      There was very little trading volume of our stock from the May 24, 2004, merger date, to December 4, 2004, stock granted date. In addition, there were 47,802,373 Merger Warrants grated that would be exercisable in January of 2005. Below are data derived from historical trading reports, the following facts are presented:

Time period:                       -        May 24, 2004 - December 31, 2004

Total number of shares traded      -        77,100

Value of the transactions          -        $130,312

Average price                      -        $1.69

Weighted Average shares o/s        -        3,396,830

      Based on these facts, the total number of shares traded (77,100) was 2.3% of the total number of outstanding shares as of December 31, 2004. This strongly indicates the low level of trading activity for the Company's shares in relation to the issued and outstanding share capital. Therefore we could not use the fair value of December 4, 2004. It is reasonable to draw a co-relation to this fact by discounting the average trading price ($1.69) in order to derive the fair value of the shares issued in large blocks to recognize their true value within the expectation of the issues with respect to market capacity to fairly trade the acquired securities, given these real market conditions and with a large overhang of Merger Warrants.

      Here is what we derived the true fair value of the shares issued. The valuation of the company had not changed since there was no major progress in technology and sales during this period of time.

      Company Valuation at Merger Date, May 24, 2004 = Closing price on that date * total outstanding shares on that date = $3.15 * 3,976,868 = $12,527,134 (the Merger Valuation)

      The fair value of the shares granted was based on the Merger Valuation and adjusted as if the 3,976,868 shares of common stock and the 47,802,373 shares of common stock issued upon exercise of the Merger Warrants, had all been outstanding at the date of the Merger. i.e. $12,527,134/(3,976,868+47,802,373) =
$0.24/share

Bill Demarest, Staff Accountant
September 15, 2005
Page 3


      The amount of shares granted was based on the number and not the market value. It will not change.

      The reason that these shares were not issued by December 31, 2004 was due to the negotiation of the restriction terms on the S8 shares and the holidays.

      These shares were issued under two registrations:

o 3,000,000 - S-8. - issued to Messrs. Grant and Markin for on-going services in relation to their role as Directors of the Company

o 4,500,000 - 144 - issued to several parties in relation to their services, which resulted in the Company acquiring control of the Spectre public vehicle.

      This will be a one time transaction and will not reoccur.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

2. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or ineffective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

      Company Response:

      As reported in Section 8A of our 10KSB for the period ended December 31, 2004, as filed on May 19, 2005, our management evaluated, with the participation of our Chief Executive and Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-KSB. Based on this evaluation, our Chief Executive and Financial Officer has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)) are inadequate to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are developing a plan to ensure that all information will be recorded, processed, summarized and reported on a timely basis. This plan is dependent, in part, upon reallocation of responsibilities among various personnel, possibly hiring additional personnel and additional funding. It should also be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Bill Demarest, Staff Accountant
September 15, 2005
Page 4


Financial Statements

Statement of Changes in Stockholders' Deficiency, page F-4

3. Explain to us how you determined to classify common stock to be issued as equity opposed to as a liability is appropriate. It appears that the amount of shares to be issued is variable. See paragraph 12 of SFAS 150.

      Company Response:

      On September 3, 2004, the Company agreed to issue 300,000 shares of common stock for the settlement of a note payable. As an agreement was consummated and an exchange of debt had taken place, the Company recorded the stock to be issued as an equity transaction.

      On December 4, 2004, the Company granted 7,500,000 shares of common stock for services provided to the Company. As the exchange of services had taken place, the Company recorded the stock to be issued as an equity transaction.

      Since neither of the above transactions was a liability at December 31, 2004, it would be inappropriate to present then as liabilities at December 31, 2004. The shares of common stock could not be administratively issued prior to December 31, 004 and we concluded that the amounts properly should be classified in stockholder's equity (deficiency).

      In connection with these transactions, the number of shares to be issued was not variable, the agreements to settle the note payable and for services were settled with a predetermined number of the Company's common stock, and the number of shares to be issued would not change based on changes in the fair value of the Company's common stock.

Bill Demarest, Staff Accountant
September 15, 2005
Page 5


Note 1- Summary of Significant Accounting Policies

Merger, page F-6

4. Clarify to us the accounting for the interest in Spectre Holdings, Inc. We do not understand why you would not have control over a wholly owned subsidiary or why that subsidiary would not be considered owned as of the merger date. Also, tell us the amounts of the assets and liabilities that were transferred to Spectre Holdings, Inc. and clarify whether that entity had any operations in 2004.

      Company Response:

      The Company classified its interest in Spectre Holdings, Inc., as a recapitalization in the June 30th 10Q, to reflect the nominal assets and liabilities that were transferred to Spectre Holdings, Inc., as per the May 24, 2005 "AGREEMENT AND PLAN OF MERGER." This Agreement was included in the Form 8-K filing on June 9, 2004. This was based on the terms of the Merger Agreement, which laid out the terms of the Asset Distribution Agreement. The basis of the Asset Distribution Agreement was that the Company would file a Schedule 14C for use in connection with the spin off of all of the Spectre Assets and Specter Liabilities to Spectre Holdings, Inc. The parties did agree that, if after 120 days of the Merger, the restructuring had not occurred, all of the Spectre assets and liabilities would be transferred to the "Spectre Shareholder," Ian S. Grant. This did occur on December 14, 2004. As such, the Company did not have control of the subsidiary, given its agreement to transfer all of the subsidiary's assets and liabilities.

      The relevant excerpts related to the restructuring from the Form 8-K, as filed on June 9, 2004 are attached:

            8.7 RESTRUCTURING.

            (a) SPIN-OFF. Pursuant to the terms of the Asset Distribution Agreement, dated as of May 24, 2004, upon approval of the Spectre Shareholders, Spectre shall transfer all of the Spectre Assets and the Spectre Liabilities (the "Spin-off") to Spectre Holdings, Inc., a Nevada corporation ("Spectre Holdings"). The Parties agree that as soon as practicable after the Closing, they shall use their best efforts to (i) file and clear all comments, if any, from the Commission on a Schedule 14A or Schedule 14C ("Proxy Material) for use in connection with the solicitation of Spectre shareholder approval for the Spin-off, the name change of Spectre, and for a reverse stock split as determined by the board of directors of Spectre after the Closing (the Spin-off, together with the name change and the reverse stock split are hereinafter collectively referred to as the "Restructuring"), and (ii) file and clear all comments, if any, from the Commission on a registration statement ("Registration Statement") covering the shares of Spectre Holdings which shall be distributed to those Persons who were shareholders of Spectre prior to the Closing Date in connection with the Spin-off. The preparation of the Proxy Material and the Registration Statement shall be completed at the direction of the Shareholder with approval and review by the Surviving Corporation.

Bill Demarest, Staff Accountant
September 15, 2005
Page 6


            (b) EXPENSES. Shareholder shall pay for or arrange for the payment of all of the costs and expenses (the "Restructuring Expenses") associated with the Restructuring.

            (c) TIMING. If the Restructuring has not been completed within 120 days from the Closing Date, the Parties hereby agree to that all of the Spectre Assets will be transferred to the Shareholder and/or his designee(s) and the Shareholder shall assume all of the Spectre Liabilities and Restructuring Expenses.

      The amounts of the assets of $94,094 and liabilities of $456,520 that were transferred to Spectre Holdings, Inc., were basically as was reported in Spectre Industries, Inc's., Form 10QSB for the period ended March 31, 2004, as filed on May 26, 2004.

Note 9 - Stockholders' Equity, page F-14

5. Clarify to us the terms of loan settlement on September 3. Specifically, explain whether the number of shares to be issued are subject to change based on the market value of the shares when they are issued or whether it is the amount of the settlement that may change. Also, explain to us why these shares were still not issued as of December 31.

Bill Demarest, Staff Accountant
September 15, 2005
Page 7


      Company Response:

      We signed a $250,000 unsecured note payable with Duke Capital in order to finance all the expense in merger. Duke was also our advisor in our merger transaction. However, Duke failed to perform to our expectation; we decided to cancel our agreement with Duke before the merger was completed. The actual expense incurred was $90,000. This is why the settlement amount was $90,000. We also would have granted Duke 5% of the company if it completed the merger deal for us; we negotiated the compensation for their advisory service down to 200,000 shares. This is a fixed number and will not change with market value. These shares were not issued due to some of the unfinished commitments from Duke.

      All questions and comments regarding the foregoing can be addressed to either David Ficksman on (310) 789-1291 or the undersigned on the above-referenced number.


                                          Kind regards,


                                          Michael Young
                                          Chief Executive Officer and
                                          Principal Accounting Officer

cc:
David Ficksman
Sheri Watts
John Lucas